                                                                       EXHIBIT 4

                    [LOGO OF STATE OF THE ART APPEARS HERE]
                                                               February 2, 1998

To Our Shareholders:

  On behalf of the Board of Directors of State Of The Art, Inc. (the "Company"), I am pleased to inform you that on January 27, 1998 the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with The Sage Group plc and Rose Acquisition Corp., its wholly owned subsidiary, pursuant to which the Rose Acquisition Corp. has commenced today a tender offer to purchase all of the outstanding shares (the "Shares") of common stock of the Company at $22 per share in cash (the "Offer").

  Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Rose Acquisition Corp. will be merged with and into the Company (the "Merger"), and all Shares not purchased pursuant to the Offer will be converted into the right to receive $22 per share in cash without interest (except any Shares as to which the holders have properly perfected their dissenter's rights under California law).

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its financial advisor, UBS Securities LLC, that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders.

  In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase, dated February 2, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Sincerely,

                                          /s/ David W. Hanna

                                          David W. Hanna
                                          President and Chief Executive
                                           Officer

                              56 TECHNOLOGY DRIVE
                               IRVINE, CA 92618
                          714/753-1222 . 800/854-3415
                              HTTP://WWW/SOTA.COM